June 6, 2014

VIA ELECTRONIC MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Franklin Wyman

Joel Parker

Christina De Rosa

John Krug

Jeffrey P. Riedler, Assistant Director

Re: JRSIS Health Care Corporation

Registration Statement on Form S-1

Filed March 6, 2014

File No. 333-194359

Ladies and Gentlemen,

JRSIS Health Care Corporation (the “Company” or “JRSIS”), hereby furnishes herewith the following correspondence in connection with the Company’s filing today of Amendment No.2 (the “Amendment”) to the Company’s Registration Statement on Form S-1. Set forth below in italics you will find copies of the Staff’s comments from its letter dated May 14, 2014 (the “Comment Letter”), information and page references to locations within the Amendment where responsive disclosure can be found. We have also attached a redlined.pdf of the narrative portion of the Amendment for the Staff’s convenience.

Comment Letter Dated May 14, 2014

Amendment No. 2 to Form S-1, filed on March 6, 2014

General

1.	Please ensure that all cross-references within the registration statement are accurate. For example, the Prospectus Cover Page states that the Risk Factors section begins on page 11, when in fact it begins on page 15.

Response:

In response to the Staff’s comments. The Company acknowledges this comment and complied with it.

2.	In future response letters to our comment letters, please provide accurate page references to locations in the registration statement that have been revised in response to each comment.

Response:

In response to the Staff’s comments. The Company acknowledges this comment and complied with it.

3.	Please refer to prior comment five. Please clarify how many years of U.S. GAAP reporting experience your Reporting Manager, CFO, board member and shareholder each individually have. Where you indicate that these individuals participated or were involved in the preparation of financial statements under U.S. GAAP, please specify what role and functions they performed in the preparation. Also confirm whether or not any of these individuals are Certified Public Accountants (U.S.).

Response:

In response to the Staff’s comments.

(i)          Finance manager

The finance manager does not have any prior working experience in US GAAP but Management believes to hold sufficient knowledge to apply US GAAP under working conditions.

(ii)         Reporting Manager

Reporting manager has three years of U.S. GAAP reporting experience. She performs the financial reports preparation functions since 2011 as an accountant for the Company.

(iii)        The Chief Financial Officer

The CFO has three years of U. S. GAAP reporting experience. She was involved in the preparation of financial statements under U.S. GAAP since 2011. Her role was assistant reporting manager she performed in the preparation.

(iv)       One of our Board Members

Board member has four years of U.S. GAAP reporting experience. She was involved for researching on accounting issues, accounting memos, and maintaining U.S. GAAP-related regulatory knowledge is up to date since 2010. The board member also reviews the financial reports together with our CFO and reporting to shareholders. Her role was to assist the CFO .

(v)        One of our Shareholders

One of our shareholders has more than five years U.S. GAAP reporting experience since 2009. She was involved in reporting, communication and coordination with USA auditors and lawyers. Her role was Co-CFO.

None of above individuals are Certified Public Accountants (U.S.)

Prospectus Summary, page 1

4.	For each revision you make in response to our comments that relate to your Prospectus Summary, please make corresponding changes to your Resale Prospectus.

Response:

In response to the Staff’s comments. The Company acknowledges this comment and complied with it.

5.	We note your response to our prior comment 9. However, we note that a summary of the company’s biggest risks has not been added to the Prospectus Summary section. Please provide a brief summary of the biggest risks associated with your business in the Prospectus Summary section.

Response:

In response to the Staff’s comments. Please see the Risks associated with our business within the Prospectus Summary on pages 15.

The biggest risks and uncertainties

Investing in JRSIS HEALTH CARE CORPORATION involves a high degree of risk. You should carefully consider the biggest risks and uncertainties summarized below, the risks described under “Risk Factors” beginning on page 15 of, and the other information contained in, this prospectus before you decide whether to invest our company. The biggest risks associated with our business are as follows:

Like most providers of medical services, we are subject to potential litigation.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and SEC regulations promulgated there under, have created uncertainty for public companies and significantly increased the costs and risks associated with accessing the U.S. public markets. Our management team will need to devote significant time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from potential revenue generating activities to compliance activities.

If we fail to properly manage the employment of our doctors and nurses, we may be subject to penalties including fines, loss of licenses, or an order to cease practice against our medical centers, which could materially and adversely affect our business.

Our business is heavily regulated. Failure to comply with applicable regulations and any changes in government policies or regulations could result in penalties, loss of licenses, additional compliance costs or other adverse consequences;

Our business exposes us to liability risks that are inherent in the operation of complex medical equipment, which may experience failures or cause injury either because of defects, faulty maintenance or repair, or improper use.

Our business exposes us to liability risks that are inherent in the operation of complex medical equipment, which may experience failures or cause injury either because of defects, faulty maintenance or repair, or improper use. Extended downtime of our medical equipment could result in lost revenues, dissatisfaction on the part of customers and damage to our reputation. Any injury caused by our medical equipment in our medical centers due to equipment defects, improper maintenance or improper operation could subject us to liability claims. Regardless of their merit or eventual outcome, such liability claims could result in significant legal defense costs for us, harm our reputation, and otherwise have a material adverse effect on our business, financial condition and results of operations.

Corporate Background and Business Overview, page 6

6.	We note your response to our prior comment 15. However, we do not believe your response addresses the concern in our initial comment. Please explain what the company intends to do with the current Jiarun hospital when the new facility is completed. For example, will you conduct your operations solely from the new facility or in both locations? As the new facility is considerably larger than the current hospital, how will your financial condition and results of operations be affected until utilization is increased?

Response:

In response to the Staff’s comments. It is revised within the Prospectus Summary on page 6 and page 55.

We intend to terminate the existing rental agreement with the present owner of Jiarun hospital building when the new facility is completed and immediately to conduct our operations solely from the new facility, as the new facility is considerably larger than current hospital.

The current hospital building has over 3,200m2 in space spread out in 7 stories. It is working close to its maximum capacity. Current organic growth is limited by operation capacity. The hospital is expanding operation capacity through the cash generated from operations and through current owner contributions. To date Harbin Baiyi Real Estate Development Co., Ltd, (which is the same owner of Jiarun Hospital), has already completed construction of the new building. The management has entered into a leasing agreement with Harbin Baiyi Real Estate Development Co., Ltd. for the new medical facility which has over 24,000 m2 (increase from 3,200m2) in space spread out in 26 floors in the heart of Harbin City that will contain over 500 open beds and 10-15 operating rooms. Therefore, JRSIS anticipates the sales rate will increase around 64% (compare to the year 2013) in the first year after to use the new medical facility.

Risk Factors, page 15

“If we are unable to provide medical services timely…,” page 16

7.	We note your response to our prior comment 24. Please define “men’s and workmen’s liens” and provide an explanation or example of how these could affect your business.

Response:

In response to the Staff’s comments. Please see the Risk factors within the Prospectus Summary on pages 16.

If we fail to provide medical services on a timely basis or if the patient is unable to pay for services in a timely manner, our revenue could be subject to material men’s and workmen’s liens. We may also be subject to bank liens in the event that we default on loans from banks, if any. As a participant of the direct healthcare services industry, we do not have any bank loan existing. This is solely because the PRC hospital industry is highly restricted from obtaining banking facilities or loans within China.

“Men’s and workmen’s liens”, in law, a lien is a form of security interest granted over an item of property to secure the payment of a debt or performance of some other obligation. The owner of the property, who grants the lien, is referred to as the lienor and the person who has the benefit of the lien is referred to as the lienee [http://en.wikipedia.org/wiki/Liens], “Men’s and workmen’s liens” means the lienor and lienee’s form of security interest granted over an item of property to secure the payment of a debt or performance of some other obligation.

JRSIS Health Care Corporation, patient service revenue is recognized when it is both earned and realized. The Company’s policy is to recognize patient service revenue when the medical service has been provided to the patient and collection of the revenue is reasonably assured.

The Company provides services to both patients covered by social insurance and patients who are not covered by social insurance. The Company charges the same rates for patient services regardless of the coverage by social insurance.

For out-patient medical services, revenue is recognized when the Company provides medical service to the patient. The Company collects payment when the patient checks out from the hospital, which is the same day the services are provided.

For in-patient medical services, the Company estimates the approximate fee the patients will spend in the hospital based on patients’ symptoms which is conducted the moment when the patient checks in to the hospital. At that time, the Company collects the estimated fees from the patient and records the payment as deposits received. When patients check out from the hospital, the Company calculates and determines the remaining deposit, if any, and refunds the unused portion of the deposit to the patients. In the case where the patients have a balance in accounts receivable during the in-patient period, accounts receivable are required to be paid in full at checkout.

Patients covered by social insurance will receive a portion or full medical services reimbursed or paid by the social insurance agencies via prepaid cards or insurance claim settlement process.

The Company is a registered medical service vendor under the state social insurance system for various social insurance agencies; the insurance agencies include “Social Medical Insurance funded by PRC and Heilongjiang Province” and “Heilongjiang Province New Rural Cooperative Medical Care System”. The Company utilizes an online system maintained by the social insurance agencies for patients’ who are covered by social insurance agencies.

The Company records patients’ information in the social insurance system at check in. The system determines the covered portion and amounts based on the information input to the system.

At the time of check out, the Company collects payment for services the patients are liable for and records accounts receivable from the social insurance agencies for the portion of services covered by the social insurances. In the case that the patients have made payment during the in-patient services period, the Company refunds any amount in excess of the portion they are liable for.

The Company is responsible for submitting supporting documents of patient services provided to the social insurance agencies for their review. The Company also requires reconciling its records with the social insurance agencies once a month. Once the social insurance agencies approve the reconciliation, the insurance agencies will settle the accounts receivable balance in the next month following the approval.

From above working procedures, we have no chance to be unable to pay for services timely, we have no chance incur liability for liens as a result. Except patient needs emergency, we will first provide services.

“Directors and officers have limited…,” page 16

8.	We note your response to our prior comment 27. We also note your disclosure in the last paragraph on page 16 regarding your indemnification agreement. Please file a form of indemnification agreement as an exhibit to the registration statement.

In response to the Staff’s comment. We have no executed indemnification agreement. It is revised within the Prospectus Summary on pages 16.

Risks Relating to Our Common Stock, page 22

9.	We note your response to our prior comment 29. However, the requested disclosure does not appear in this risk factor. We note that, as an emerging growth company under the Jumpstart Our Business Startups Act, you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Please state in this risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response:

In response to the Staff’s comments. Please see the Risk Relating to Our Common Stock within the Prospectus Summary on pages 12, 22 and 60.

Pursuant to Section 107(b) of the JOBS Act, we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of The JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates. Section 107 of the JOBS Act provides that our decision to opt into the extended transition period for complying with new or revised accounting standards is irrevocable.

Because the worldwide market value of our common stock held by non-affiliates, or public float, is below $75 million, we are also a “smaller reporting company” as defined under the Exchange Act. Some of the foregoing reduced disclosure and other requirements are also available to us because we are a smaller reporting company and may continue to be available to us even after we are no longer an emerging growth company under the JOBS Act but remain a smaller reporting company under the Exchange Act. As a smaller reporting company we are not required to:

●	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; and
●	present more than two years of audited financial statements in our registration statements and annual reports on Form 10-K and present any selected financial data in such registration statements and annual reports filings made by the Company on the EDGAR Company Search page of the Securities and Exchange Commission's Web site, the address for which is www.sec.gov. The public may read and copy any materials the Company files with the SEC at the SEC's Public.

Use of Proceeds, page 26

10.	We note your response to our prior comment 18. However, the requested disclosure has not been added to the Use of Proceeds section. Please expand the discussion in the Use of Proceeds section on page 26 to describe the expansion of medical facilities you propose to undertake.

Response:

In response to the Staff’s comments. Please see the Use of Proceeds within the Prospectus Summary pages 26:

The principal purposes of this offering are to increase our capitalization and financial flexibility, and to increase our visibility in the marketplace. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to us from this offering.

However, we currently intend to use the net proceeds to us from this offering primarily for the expansion of the hospital including decoration of the new building, expansion of medical facilities and purchases of new medical equipment. We intend to purchase advanced medical facilities, including 1.5T MRI (Magnetic Resonance Imaging), Ultrasound, Mammography, LightSpeed VCT, Disinfection and sterilization Systems and so on. Although we have no present commitments or agreements to enter into any of the suppliers, we will have broad discretion over the uses of the net proceeds from this offering.

11.	We note your response to our prior comment 30. Please expand your disclosure here to disclose how you will use the anticipated proceeds from the offering assuming, respectively, that only 75%, 50% and 25% of the securities offered by the company are sold. The discussion should address:
•	The priority of expenditures if the entire offering is not sold, e.g. how will you allocate various levels of funding for new equipment or decorations;
•	The fact you have no current commitment for alternative funding; and
•	How alternative sources of capital may affect your financial condition and results of operations.

Please delete the reference to the chairman’s agreement to advance funds since he is not committed or obligated to do so.

Response:

In response to the Staff’s comments. Please see the “Use of Proceeds” within the Prospectus Summary on pages 26. We estimate that we will receive approximately $3,553,892.6 in net proceeds from the sale of 6,411,000 shares of common stock in this offering, based on an assumed public offering price of $0.5725 per share and after deducting estimated offering expenses of $116,404.9

Our current estimate of the use of the net proceeds from this offering is as follows:

Approximate Allocation of Net Proceeds
Decoration of new building	$2,000,000
Expansion of medical facilities & purchases of new medical equipment	1,553,892.6
Total	$3,553,892.6

13,589,000 shares of common stock are issued and outstanding before the offering and 6,411,000 shares will be outstanding after the offering, assuming all shares are sold. However, there is no assurance that we will be able to raise the entire price from the sale of stock by the Company under this Offering. Therefore, the following details how we will use the proceeds if we raise only 75%, 50%, or 25% of this offering respectively, there will be 18,397,250, 16,794,500 or 15,191,750 shares outstanding, respectively.

Offering Proceeds $3,670,297.5 assuming 100% of the shares being sold. However, if only 75%, 50%, or 25% of the shares being offered are sold, the proceeds will be $2,752,723.13, $1,835,148.75, or $917,574.38, respectively. We estimate our total offering registration costs to be $116,404.90.

If 75% of this Offering is sold, we estimate that this would provide sufficient capital to our growth operations and develop our business plan. It may however place potential restraints on our ability to handle unforeseen expenses attributable to Working Capital and may require us to seek additional funding.

If only 50% of this Offering is sold, we estimate that this would provide sufficient capital to commence expand operations and development of the business plan, but we would have no too much money to spend on medical equipment purchasing. Under this scenario, we estimate that we would be able to generate enough revenues to sustain our business. Should we be unable to generate sufficient revenues to sustain our business, we will have to find other sources of financing.

If we raise less than 50% we will have difficulty in implementing our business plan. Our expenses would be prioritized in order of importance and would affect how we allocate funds for developing the business. If less than 50% is raised, we would not be able to allocate any funds for expansion of medical facilities and purchases of new medical equipment.

If only 25% of the Offering is sold, we would still incur expected offering expenses of $116,404.9, which will have to be paid to maintain reporting status during the next 12 months. We will not be able to apply funds to any other areas of developing our business, such as expansion of medical facilities. We will depend on other funding to complete the project, such as loans from our officers or shareholders or from investors, to pay 10% interests, it will influence our next profit.

12.	Please state whether you have already selected, or entered into any agreements to acquire, additional medical facilities. If so, please provide information relative to such agreements. We may have additional comments.

Response:

In response to the Staff’s comments. We have not selected, or entered into agreements to acquire, additional medical facilities.

Management’s discussion and Analysis of Financial Condit ion and Plan of Operation, page 31

13.	Please refer to prior comment 17. You disclose estimated revenues of $10,326,934 and profit of $3,139,190. As previously requested, provide us with a detailed analysis supporting why you believe you have a reasonable basis for the assumptions underlying you projections. Please refer to General, (b) of Regulation S-K and Chapter 6 of the AICPA Guide for Prospective Financial Information. In addition, provide additional disclosure that will facilitate investor understanding of the basis for and limitations governing these projections, as required in General (b) (3) of Regulation S-K. Include the expected timing for your achievement of these projections and an explanation of the factors that you considered in determining that these projections were reasonable. In particular, explain why use of the compound average revenue growth rate for the past three years and previous profit rates for your existing hospital operations are appropriate assumptions for projecting operating results for the new hospital facility.

Response:

In response to the Staff’s comments, we deleted the estimation in our prospectus on page 31.

Chapter 6 of the AICPA: (b) USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS. Financial statements should include an explanation that the preparation of financial statements in conformity with GAAP requires the use of management’s estimates. And

(b) of Regulation S-k Commission policy on projections. The Commission encourages the use in documents specified in Rule 175 under the Securities Act (§230.175 of this chapter) and Rule 3b-6 under the Exchange Act (§240.3b-6 of this chapter) of management’s projections of future economic performance that have a reasonable basis and are presented in an appropriate format.

(1) Basis for projections. The Commission believes that management must have the option to present in Commission filings its good faith assessment of a registrant’s future performance.

(2).Format for projections. In determining the appropriate format for projections included in Commission filings, consideration must be given to, among other things, the financial items to be projected, the period to be covered, and the manner of presentation to be used.

(3) Investor understanding.

(i) When management chooses to include its projections in a Commission filing, the disclosures accompanying the projections should facilitate investor understanding of the basis for and limitations of projections.

(ii) Management also should consider whether disclosure of the accuracy or inaccuracy of previous projections would provide investors with important insights into the limitations of projections.

(iii) With respect to previously issued projections, registrants are reminded of their responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding their financial condition.

(iv) Since a registrant’s ability to make projections with relative confidence may vary with all the facts and circumstances, the responsibility for determining whether to discontinue or to resume making projections is best left to management.

According to the regulations above, we considered our estimations are not appropriate to be used in our prospectus, thus, we deleted the estimation in our prospectus.

Business Description, page 35

Services Overview, page 35

14.	We note your response to our prior comment 38. We note that your response only provides what you think Jiarun hospital is likely to be categorized as after the new building is put into use. Please expand your discussion of Class 1 versus Class 2 categorizations to disclose your current designation.

Response:

In response to the Staff’s comments. Please see the Service Overview within the Prospectus Summary on pages 35.

In accordance to China’s Ministry of Health (MOH), the regulator of the nation’s healthcare industry, the Chinese hospital industry is separated into three levels of classification in accordance to each hospital’s size and location.

Chinese Hospital Classification System
Class 3 Hospitals	Serve major city areas and operates on a provincial level regardless of the patient’s level of severity. Quality and efficiency varies among the group as these hospitals deal with disproportionate number of operations and outpatients. Facility size may vary between 500 – 1,000 hospital beds.

Class 2 Hospitals	Serve at the county and city level and offer in/outpatient services. Quality and efficiency are much more stable than of Class 3, but lack in facility size. Majority of the nation’s private hospitals are classified as Class 2 hospitals.

Class 1 & Community Hospitals	Serve rural areas and operate on a much smaller scale than of Class 2 hospitals. These hospitals are common to the problem of poor efficiency and quality of medical facility and would often refer patients to nearby Class 2 hospitals in severe medical cases.

Hospitals in China are organized according to a 3-tier system that recognizes a hospital's ability to provide medical care, medical education, and conduct medical research. Based on this, hospitals are designated as Primary, Secondary or Tertiary institutions.

A primary hospital is typically a township hospital that contains less than 100 beds. They are tasked with providing preventive care, minimal health care and rehabilitation services. Secondary hospitals tend to be affiliated with a medium size city, county or district and contain more than 100 beds, but less than 500. They are responsible for providing comprehensive health services, as well as medical education and conducting research on a regional basis. Tertiary hospitals round up the list as comprehensive or general hospitals at the city, provincial or national level with a bed capacity exceeding 500. They are responsible for providing specialist health services, perform a bigger role with regard to medical education and scientific research and they serve as medical hubs providing care to multiple regions (http://en.wikipedia.org/wiki/Classification_of_Chinese_Hospitals).

JRSIS HEALTH CARE CORPORATION’s new hospital building has over 24,000 m2 (increase from 3,200m2) in space spread out in 26 floors in the heart of Harbin City that will contains about 500 open beds and 10-15 operating rooms. According to above definition, Jiarun Hospital is located in Harbin City and contains more than 100 beds, but less than 500 beds. The hospital is responsible for providing comprehensive health services, as well as medical education and conducting research on a regional basis. Therefore, the new hospital facility will be able to classify as secondary hospital.

Competition, page 39

15.	We note your response to our prior comment 47. Please disclose how the two competitors you discuss affect your business and market share in a negative way. Specifically, please discuss any advantages that public hospitals have over private hospitals.

Response:

In response to the Staff’s comments. Please see the Competition within the Prospectus Summary on pages 39 and 40. We are direct competition with two government-owned hospitals in the Hulan district of Harbin city.

China has a relatively underdeveloped healthcare infrastructure, which results in significant unmet demand for healthcare services in China. Due to the rapidly rising demand for healthcare services and the underdevelopment of public medical services, as well as favorable government policies encouraging private capital to invest in the healthcare services industry, the number of privately-owned medical institutions in China has experienced rapid growth in recent years.

Key advantages to compete with two government hospitals are as follows:

➢	Compared with a public hospital at a single location, we are able to offer a more comprehensive medical serves at competitive prices, and provide an affordable “one-stop” service to our corporate customers who contract us to provide healthcare services to their employees and clients. We are also able to provide our customers with satisfying experiences by providing customized services, streamlined processes, access to advanced equipment, a comfortable environment, customer services-oriented staff and greater privacy, characteristics which are highly valued by our corporate and individual customers.

➢	Leading position in a fast growing market

We were one of the earliest entrants into Hulan’s private hospital market. We were the largest provider of private medical services by revenue in Hulan. Our operating history coupled with our established reputation provides us with advantages in retaining our leading market share, Compared with a public hospital at a single location, we are the largest provider of private hospital by revenue in Hulan.

➢	The private hospital market in China is expected to grow in the next three to five years due to the following factors:

●	Rising demand for customer-centric professional services with broader and easily accessible locations, attracting customers from the medical serves of public hospitals to private hospital;
●	Private hospital providers’ strong sales and marketing efforts;
●	Physician’s ability to practice in multiple locations. Under China’s healthcare reform plan announced by the PRC State Council in 2013, physicians completely be allowed to practice, on either a full-time or part-time basis, at different medical institutions, including hospitals and clinics, which provides sufficient supply of highly-qualified physicians to the private medical institutions.

Like any system, of course, there are disadvantages:

➢	Inequality, which means that not every patient can benefit of private medical services. Therefore, taxes are paid by private insurance companies, if you need care after an accident or illness. All individuals who have a healthcare insurance policy as a result of their work agreements are receiving care in a private hospital, according to company policies.
➢	Increased cost, not every patient can afford to be treated in a private hospital, especially students and older people.

A disadvantage can be the ignorance of people in terms of positive outcomes if people get better treatment in either public or private hospital. These are characterized by a better system care, which may contribute to a successful economy, if people are treated effectively and quickly, can lead to an improvement of work productivity.

In conclusion, we believe the negatives of the private medical services are offset by the positive sides of it and anyone who needs care and better medical attention, it is advisable to go for a private hospital. Difference and convenience compared to public hospitals can have a real impact on health and recovery time.

Competitive Advantage, page 40

16.	We note your response to our prior comment 49. For each strategic partner listed, please disclose whether you have entered into any written or oral agreements. If yes, please file such agreements as exhibits to the registration statements and expand your discussion to disclose the material terms of such agreements. If the relationships are that of a customary purchaser and supplier or borrower and lender instead of a “partnership,” please so state.

Response:

In response to the Staff’s comments. We have revised supplier list within the Prospectus Summary on pages 40.

The major suppliers of JHCC as following:

(1)	Hitachi Leasing (China) Co., Ltd provides us with financing lease of advanced medical equipment, is one of our main equipment supplier; we have entered into lease agreements.

On December 23, 2010, Jiarun entered into a Lease Agreement to lease medical equipment from Hitachi, a third party, for a three-year period, in which Jiarun is required to make quarterly payments toward the lease. The Company was also required to pay a deposit up front, which the deposit will later be used to offset against the last quarterly payment. The medical equipment will be transferred to Jiarun upon the completion of the Agreement.

On September 3, 2012, Jiarun entered into a Lease Agreement to lease medical equipment from Hitachi, a third party, for a two-year period, in which Jiarun is required to make quarterly payments toward the lease. The Company also was required to pay a deposit up front, which the deposit will be later used to offset against the last quarterly payment. The medical equipment will be transferred to Jiarun upon the completion of the Agreement.

(2)	Harbin Pharmaceutical Group is one of our main equipment supplier, we have entered into written agreements, please kindly see exhibits to the registration statements. We have attached a general agreement, which include general rules between Harbin Jiarun Hospital and Harbin Pharmaceutical.
(3)	Beijing Persee General is the biggest supplier of Medical reagent of Jiarun; we have entered a general agreement. The general agreement include general rules between Harbin Jiarun Hospital and Beijing Persee General.

The suppliers agreements are general agreements, most terms are the same. Therefore, JRSIS HEALTH CARE CORPORATION has translate one of the Harbin Pharmaceutical Group agreement

Dependence on One or a Few Major Suppliers, page 41

17.	We note your response to our prior comment 53. Please provide a narrative discussion to explain the table on page 41. Specifically, disclose the terms of each material partnership. If any material agreements exist, please file such agreements as exhibits to the registration statement. If the relationships are that of a customary purchaser and supplier instead of a “partnership,” please so state.

Response:

In response to the Staff’s comments. The relationships are that of a customary purchaser and supplier instead of a “partnership”. It is revised within the Prospectus Summary on pages 41:

Over the years of operations, we have developed a solid and reliable image to the general public and to the medical academia and industry. Leveraging our positive track record and brand name, we have established supplier relationship with a number of well-known local and international healthcare and financial companies and medical academia. The following are some of the most recognized supplier’s name the hospitals have established working relationships with:

Company	Content of cooperation
Shanghai Weidi Biological Technology Co., Ltd.	Supplier of Medical Supplies
Shanghai Fanwei Electronic Technology Co., Ltd.	Supplier of Medical CT Film
Heilongjiang Dahua Pharmaceutical Co., Ltd	Supplier of Medical
China Medical Equipment And Technical Service Company	Supplier of Medical Equipment
Harbin Sike Medical Reagent Co., Ltd.	Supplier of Medical reagent
Anguo Linshi Medicinal Material Co., Ltd.	Supplier of Chinese Herbal Medicine
Harbin Yuanda Mingsheng Medical Instrument Co., Ltd.	Supplier of Medical Supplies
Changchun Hongyi Medical Equipment Co., Ltd.	Supplier of Medical reagent
Harbin Jiarun Pharmacy co., Ltd.	Supplier of Medical
Harbin Shengtai Pharmaceutical Co., Ltd	Supplier of Chinese Herbal Medicine
Harbin Zhengda Longxiang Pharmaceutical Co., Ltd	Supplier of Medical
Sinopharm Group Co., Ltd	Supplier of Medical
Beijing Persee General	Supplier of Medical reagent
Harbin Zuolin Medical Co Ltd	Supplier of Medical
Harbin Pharmaceutical Group	Supplier of Medical
Hitachi Leasing (China) Co., Ltd.	Financial Lease of Medical Equipment
GE Medical Systems Trade and Development (Shanghai) Co., Ltd	Supplier of Medical Equipment

* The company listed in the table is customary purchasers and suppliers.

Regulations, page 41

18.	We note your response to our prior comment 54. For each regulation listed, please provide an explanation of the most material ways such regulation affects your business.

Response:

In response to the Staff’s comments. Please see the Regulations within the Prospectus Summary on pages 41.

➢         Law of People’s Republic of China on Sino-Foreign Equity Joint Ventures In order to expand international economic co-operation and technological exchange the People’s Republic of China (PRC) shall permit foreign companies, enterprises and other economic entities or individuals to establish, within the territory of the People’s Republic of China, equity joint ventures with Chinese companies, enterprises or other economic entities, in accordance with the principles of equality and mutual benefit that are subjected to the approval by the Chinese government.

We conduct our medical services related operations in China primarily through Harbin Jiarun Hospital Co., Ltd or Harbin Jiarun is a Sino-foreign equity joint venture that is 70% owned by Runteng Medical Group Co., Ltd and 30% owned by Junsheng Zhang. We exercise control over, and receive 70% the economic benefits from Jiarun hospital and therefore consolidate Jiarun’s results of operations, financial position and cash flows. As we directly own 70% of the equity interest of Harbin Jiarun Hospital Co., Ltd, we account for Harbin Jiarun as a consolidated subsidiary in our consolidated financial statements. For details on the control positions, see “Our Corporate History and Structure.” Harbin Jiarun holds a hospital license.

➢         Law of the People's Republic of China on Sino-Foreign Cooperative Joint Ventures (Adopted at the First Session of the Seventh National People's Congress and promulgated by Order No.4 of the President of the People's Republic of China on April 13, 1988, and effective as of the date of promulgation) This Law is formulated to expand economic cooperation and technological exchange with foreign countries and to promote the joint establishment, on the principle of equality and mutual benefit, by foreign enterprises and other economic organizations or individuals and Chinese enterprises or other economic organizations of Chinese-foreign contractual joint ventures within the territory of the People's Republic of China.

Under the Sino-foreign Medical Institution Measures and its supplementary rules, the share percentage of foreign investment in a Sino-foreign medical institution cannot exceed 70%, except that qualified Hong Kong, Macao and Taiwan investors may set up wholly foreign-owned medical institutions subject to certain conditions and geographic restrictions. In addition to the restrictions on the equity proportion of foreign investment, the Chinese-foreign Medical Institution Measures also set certain qualifications and requirements on shareholders investing in foreign-invested medical institutions, such as relevant medical industry and management experience requirements for shareholders.

To comply with PRC laws and regulations, we conduct our operations by equity control, (1) JHCC 100% controls JHCL, (2) JHCL 100% controls Runteng Medical group. (3) Runteng Medical Group Co., Ltd holds 70% equity interest in Harbin Jiarun Hospital Co., Ltd and Junsheng Zhang who holds a 30% equity interest in Harbin Jiarun Hospital Co., Ltd, through which JRSIS HEALTH CARE CORPORATION, JRSIS HEALTH CARE LIMITED, Runteng Medical Group Co., Ltd control over the operations of Harbin Jiarun Hospital Co., Ltd, and receive economic benefits generated from shareholders’ equity interests in this entity.

As a result, as of the date of this prospectus, JRSIS’s investments in its operating companies in the healthcare section continue to be made in accordance with the previous rules governing foreign investment in the healthcare sector. We primarily operate our business in China via Jiarun Hospital, or the JR, instead of wholly-owned subsidiaries due to the foresaid restrictions on equity proportion of foreign investment and qualification requirements on foreign investors. If the PRC government finds that the structure for operating our business in China do not comply with its restrictions on foreign investment in healthcare businesses, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our economic benefits in the assets and operations of our affiliated PRC entities.”

➢       Regulations for the Administration of Medical Institutions These Regulations are enacted to strengthen the administration of medical institutions, promote the development of medical and health service and protect people’s health.

Pursuant to the Regulations on Administration of Medical Institutions issued in February 1994 by the PRC State Council and the Implementation Rules for the Regulations on Administration of Medical Institution, or the Medical Institution Regulations and Rules, issued in August 1994 by the National Health and Family Planning Commission (NHFPC), any organization or individual that intends to establish a medical institution must obtain a medical institution establishment approval certificate from the NHFPC or the local health bureau before applying for registration of the legal entity of such medical institution. Under the Medical Institution Regulations and Rules, a medical institution is required to obtain a medical institution practicing license from the NHFPC or the local health bureau before providing medical services. When reviewing the application for a medical institution practicing license, the NHFPC or its local branches will consider whether the proposed medical institution comports with the population, medical resources, medical needs and geographic distribution of existing medical institutions in the region for which the relevant healthcare administrative authority is responsible, as well as whether the proposed medical institution meets the basic medical standards set by the NHFPC or the local health bureau. Medical institutions should provide medical services within the approved or registered scope, and any activities relating to forging, selling, transferring or lending of medical institution practicing license is prohibited. A medical institution practicing license is subject to inspection by the NHFPC or the local health bureau on an annual or every three-year basis depending on the size of the medical institution. All medical institution practicing licenses held by Jiarun hospital are subject to an annual inspection. In addition, personnel and employees directly performing medical services in medical institutions are required to obtain qualification certificates.

Pursuant to the Interim Provisions on the Administration of Medical Examinations, or the Medical Examination provisions, issued in August 2009 by the NHFPC, the NHFPC or its local branches are responsible for the regulation of medical examination activities. Medical institutions that plan to operate medical examination businesses should apply to the NHFPC or its local branches for the approval of such medical examination business and register such business with the NHFPC or its local branches by including the business in their medical institution practicing licenses.

Pursuant to the Rules on Administration of Radiation-related Diagnose and Treatment issued in January 2006 by the NHFPC, medical institutions that plan to conduct radiation-related diagnosis and treatment businesses should apply to the NHFPC or its local branches and obtain radiation-related diagnosis and treatment licenses.

Jiarun hospital that engage in radiation-related diagnosis and treatment business have obtained radiation-related diagnosis and treatment licenses.

➢          Regulations Relating to Encouraging Private Capital Investment in Medical Institutions

The Private Capital Investment Circular (i) establishes priorities for using government resources to support private capital investment in medical institutions, including profit-driven medical institutions where there is a demand to adjust or extend medical resources; (ii) encourages the use of private capital to privatize certain state-owned medical institutions subject to the requirements relating to the sale of state-owned assets; (iii) states that restrictions on foreign investment in medical institutions should be lifted, including moving the medical institution industry from the restricted category to the permitted category in the foreign investment industry catalog and gradually lifting the 70% restriction on foreign ownership in medical institutions; and (iv) reiterates that a non-profit medical institution should not distribute gains to its investors either as dividends or by other means whereas a profit-driven medical institution may distribute gains to its investors.

We conduct our medical services related operations in China primarily through Harbin Jiarun Hospital Co., Ltd or Harbin Jiarun is a Sino-foreign equity joint venture that is 70% owned by Runteng Medical Group Co., Ltd and 30% owned by Junsheng Zhang. We exercise control over, and receive 70% the economic benefits from Jiarun hospital and therefore consolidate Jiarun’s results of operations, financial position and cash flows. As we directly own 70% of the equity interest of Harbin Jiarun Hospital Co., Ltd, we account for Harbin Jiarun as a consolidated subsidiary in our consolidated financial statements. For details on the control positions, see “Our Corporate History and Structure.” Harbin Jiarun holds a hospital license.

Description of Property, page 42

19.	We note your statement here that “[t]he Company is leasing the building for 30 years.” Please reconcile this with your statement on page 6 that “[t]he renting period is from January 1, 2014 to September 30, 2014.”

Response:

In response to the Staff’s comments. Statement on page 6 that “[t]he renting period is from January 1, 2014 to September 30, 2014”, and is the term for our current hospital building. The Company is leasing the current hospital building for 9 months ended September 30, 2014 by Operating Lease. The statement here that “[t]he Company is leasing the building for 30 years” is the term for our new hospital building. The Company will lease the building for 30 years from September 1, 2014 by finance lease. It is revised within the Prospectus Summary on pages 42:

Harbin Baiyi Real Estate Development Co., Ltd, which is owned 100% by the same owner of Jiarun Hospital. The main purpose of the new building is for Jiarun Hospital to expand its operations. Harbin Baiyi Real Estate Development Co., Ltd completed construction of a brand new medical facility in the heart of Harbin city. On June 5, 2013, Jiarun Hospital entered into a Lease Agreement to lease the hospital building from Harbin Baiyi Real Estate Development Co., Ltd. The Company is leasing the new hospital building for 30 years. The new building decoration expenses are paid by Jiarun Hospital. This new facility consists of 26 stories specifically designed for medical operation purposes. The 1st to the 5th floor will be designed for an open clinic which also serves an emergency operation; the 6th floor to the 23rd floor will be for surgery operation, emergency services and residential patient areas. Finally, the 24th to 26th floor will be for office clerical work for managing the hospital’s day to day operations. The present situation is that the building construction is fully completed. The building is presently undergoing painting and decoration. This is expected to be finished in Q3 2014 so that the hospital can be prepared for expanded medical service operations to commence towards the Q3 of 2014.

Executive Compensation, page 45

Summary Compensation Table, page 45

20.	We note your response to our prior comment 60. However, your revised disclosure does not comply with our comment. Please add a footnote to your Summary Compensation Table disclosing that the compensation only covers salaries earned from the company’s inception in November 2013 until the end of that year. Please also disclose each named executive officer’s salary from which the amount earned was pro-rated.

Response:

In response to the Staff’s comments. Please see the Summary Compensation Table within the Prospectus Summary on pages 45.

						Non- Equity	Non- qualified
						Incentive	Deferred	All
Name and				Stock	Option	Plan	Comp.	Other
Principal		Salary	Bonus	Awards	Awards	Comp.	Earnings	Comp.	Total
Position	Year	($)	($)	($)	($)	($)	($)	($)	($)
Junsheng (1)	2011	-	-	-	-	-	-	-	-
Zhang	2012	-	-	-	-	-	-	-	-
Chairman,	2013	11,213	-	-	-	-	-	-	11,213
Lihua (2)	2011	-	-	-	-	-	-	-	-
Sun	2012	-	-	-	-	-	-	-	-
CEO/Director	2013	9,132	-	-	-	-	-	-	9,132
Xuewei	2011	-	-	-	-	-	-	-	-
Zhang	2012	-	-	-	-	-	-	-	-
CFO	2013	-	-	-	-	-	-	-	-
Yanhui	2011	-	-	-	-	-	-	-	-
Xing	2012	-	-	-	-	-	-	-	-
Director	2013	-	-	-	-	-	-	-	-

* (1). The salaries of the Chairman, Junsheng Zhang, earned from the company’s inception in November 2013 until the end of 2013 is US$1,533, 100% were earned solely as compensation for work performed as executive officers.

(2). The salaries of the CEO, Lihua, Sun, earned from the company’s inception in November 2013 until the end of 2013 is US$1,065, 100% were earned solely as compensation for work performed as executive officers.

Compensation of Directors, page 45

21.	We note your response to our prior comment 61. However, your revised disclosure does not comply with our comment. Please add disclosure to make clear whether the amounts listed in the table were earned solely as compensation for work performed as executive officers or if any amount was earned in the capacity of director.

Response: In response to the Staff’s comments. Please see the Compensation of Directors within the Prospectus Summary on pages 45.

						Non- Equity	Non- qualified
						Incentive	Deferred	All
Name and				Stock	Option	Plan	Comp.	Other
Principal		Salary	Bonus	Awards	Awards	Comp.	Earnings	Comp.	Total
Position	Year	($)	($)	($)	($)	($)	($)	($)	($)
Junsheng	2011	-	-	-	-	-	-	-	-
Zhang	2012	-	-	-	-	-	-	-	-
Chairman,	2013	11,213	-	-	-	-	-	-	11,213
Lihua	2011	-	-	-	-	-	-	-	-
Sun	2012	-	-	-	-	-	-	-	-
CEO/Director	2013	9,132	-	-	-	-	-	-	9,132
Xuewei	2011	-	-	-	-	-	-	-	-
Zhang	2012	-	-	-	-	-	-	-	-
Director	2013	-	-	-	-	-	-	-	-
Yanhui	2011	-	-	-	-	-	-	-	-
Xing	2012	-	-	-	-	-	-	-	-
Director	2013	-	-	-	-	-	-	-	-

* The amounts listed in the table were earned solely as compensation for work performed as executive officers. No any amount was earned in the capacity of director.

Certain Relationships and Related Transactions, page 46

22.	We note your response to our prior comment 62. For each related person transaction, please disclose the approximate dollar value of the amount involved in the transaction and the approximate dollar value of the amount of the related person's interest in the transaction.

Response:

In response to the Staff’s comments. Please see the Certain Relationships and Related Transactions within the Prospectus Summary on pages 46.

In January 2014, we issued 1,589,000 common shares by private offering to 85 shareholders at a price of US$0.5725 per share, including both non-related and related persons, three persons are defined as related persons. The approximate dollar value of the amount involved in the transaction is US$909,703, including US$ 81,295 value of the amount of the related person's interest in the transaction.

1. Lanying Zhang, the sister of the Chairman, is not an employee of the Company and does not earn annual salary from the Company. The approximate dollar value of the amount involved in the transaction is US$22,900.

2. Pinxia Jin, the cousin of the Chairman, is not an employee of the Company and does not earn annual salary from the Company. The approximate dollar value of the amount involved in the transaction is US$57,250.

3. Ms. Xing Yanhui, a director of the Company since 2012. This relationship was reviewed by the Corporate Governance under the Company’s related party transaction policy. The approximate dollar value of the amount involved in the transaction is US$1,145.

The Company recognizes that related party transactions can present potential or actual conflicts of interest and create the appearance that Company decisions are based on considerations other than the Company’s best interests and those of our shareholders.

Description of Capital Stock, page 51

Common Stock, page 51

23.	We note your response to our prior comment 64. However, it does not appear that you have revised any disclosure in response to our comment. Please disclose the vote required for shareholders to take action, as required by Item 202(a)(1)(v).

Response: In response to the Staff’s comments. It is revised within the Prospectus Summary on pages 51.

A simple majority vote of our shareholders is required to take is required to take action.

Consolidated Financial Statements General

24.	Please refer to prior comment 66. It remains unclear how you accounted for this transaction and why you are presenting the historical financial statements of Jiarun. Please provide us the following information.
•	Please clarify what you mean by “For accounting purposes, the investment to Jiarun by Runteng, the holding company, with the exception that no goodwill is generated, and followed up with a recapitalization of the Company based on the factors demonstrating.” and “For accounting purpose, Jiarun investment by Runteng, the holding company.”

Response: In response to the Staff’s comments. It is revised within the Prospectus Summary on pages F-8.

Runteng invests to Jiarun, the acquiree for financial reporting purposes, with the exception that no goodwill is generated, and followed up with a recapitalization of the Company based on the factors demonstrating. The consolidated financial statements are the historical financial information and operating results of Jiarun.

Runteng as a parent company, the acquirer for financial reporting purposes, is subjecting to ASC810-10-10, which states that consolidated financial statements are required for a fair presentation as it has a direct controlling financial interest in Jiarun. The consolidated financial statements are the historical financial information and operation results of Jiarun.

Based on our analysis of the guidance contained in FASB ASC 805-50-15 a., an example of transactions between entities under common control includes an entity that “charters” a newly formed entity and then transfers some or all of its net assets to that newly formed entity. In this situation, the Predecessor’s management (Jiarun) created the JHCC, and operating with the approval and at the direction of JHCC. For the purpose of contributing the net assets in the Predecessor, in exchange for equity in the JHCC. As such, we believe that the acquirer for accounting purposes is the JHCC. In addition, JHCC was also considered a “shell company” as defined in Rule 12b-2 of the Exchange Act. The entity and that the acquisition of the Predecessor assets and JHCC are a reverse merger entities under common control resulting in “carry-over” basis of those assets and liabilities.

For accounting purposes, the investment to Jiarun by Runteng, was recorded as book value, with the exception that no goodwill is generated.

•	Provide us with a detailed accounting analysis of how you accounted for the transaction with Jiarun. Please cite the specific authoritative guidance used and why you used such guidance. Clarify for us if this was treated as a reverse merger, a transaction between entities under common control or something else.

Response: In response to the Staff’s comments. It is revised within the Prospectus Summary on pages F-8.

ASC 805,Reverse Merger is: The merger of a private operating entity into a non-operating public shell corporation with nominal net assets typically results in (i) the owners of the private entity gaining control over the combined entity after the transaction, and (ii) the shareholders of the former public shell corporation continuing only as passive investors.

On December 23, 2012, in accordance with the "Foreign Investment Enterprise Law" under the People’s Republic of China (“PRC”), Runteng and Jiarun entered into an agreement that Runteng and the current owner of Jiarun will invest a total of $7,936,508(equivalent to RMB50,000,000), in which Runteng will contribute $5,555,556 (equivalent to RMB35,000,000)or 70% of the total capital and the current owner of Jiarun will contribute $2,380,952 (equivalent to RMB15,000,000) or 30% of the total capital. On May 21, 2013, the Joint Venture Investment Agreement between Runteng and Harbin Jiarun Hospital Company Ltd has been approved by the Ministry of Health of Heilongjiang; the approval certificate will be due on May 21, 2015.

On 20th of December, 2013, by and among JRSIS HEALTH CARE CORPORATION (the “JHCC”) and JRSIS HEALTH CARE LIMITED (the “JHCL”) and the shareholders of JHCL, Junsheng Zhang, Yanhua Xing and Weiguang Song has entered a share exchange agreement. JHCC desires to issue a total of 12,000,000 shares of its Common Stock (the “JHCC Shares”) to the Shareholders of JHCC, pro rata, in exchange for one hundred percent (100%) of the JHCL Shares owned by the Shareholders. At the Closing, the Shareholders shall allot and deliver to JHCC a total of 50,000 shares of the ordinary share of JHCL which represents one hundred percent (100%) of the issued and outstanding shares of JHCL. JHCL shall become a wholly-owned subsidiary of JHCC, and JHCC will effectively acquire all business and an assets of JHCL as now or hereafter existing, including all business and assets of any and all subsidiaries of JHCL., including Runteng Medical Group Company Limited, a Hong Kong registered investment company that holds a seventy percent (70%) ownership interest in Harbin Jiarun Hospital Company Ltd., a Heilongjiang registered company .

At the time of the JRSIS HEALTH CARE CORPORATION had no assets or liabilities and no employees other than its four executive officers. In addition, JHCC was also considered a “shell company” as defined in Rule 12b-2 of the Exchange Act.

Harbin Jiarun Hospital at the time of the Merger was an operating hospital that had been in existence since 2006, owned or licensed hospital and had approximately 196 employees including a full management team. As a result, Harbin Jiarun Hospital was a “business” as referenced in ASC 805-40-25-1.

The acquisition of a private operating company by a non-operating public shell corporation typically results in the owners and management of the private company having actual or effective voting and operating control of the combined company. The staff considers a public shell reverse acquisition to be a capital transaction in substance, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization.

12210.1 SEC rules do not directly address a registrant’s financial reporting obligations in the event that it acquires another entity in a transaction accounted for as either a reverse acquisition or reverse recapitalization. For accounting purposes, the legal acquiree is treated as the continuing reporting entity that acquired the registrant (the legal acquirer). Reports filed by the registrant after a reverse acquisition or reverse recapitalization should parallel the financial reporting required under GAAP—as if the accounting acquirer were the legal successor to the registrant’s reporting obligation as of the date of the acquisition.

Additionally, ASC 805-40-45-1 states: Consolidated financial statements prepared following a reverse acquisition are issued under the name of the legal parent (accounting acquiree) but described in the notes as a continuation of the financial statements of the legal subsidiary (accounting acquirer), with one adjustment, which is to retroactively adjust the accounting acquirer’s legal capital to reflect the legal capital of the accounting acquiree. That adjustment is required to reflect the capital of the legal parent (the accounting acquiree). Comparative information presented in those consolidated financial statements also is retroactively adjusted to reflect the legal capital of the legal parent (accounting acquiree).

The Merger was accounted for as a “reverse merger” with a public shell and Harbin Jiarun Hospital is deemed to be the accounting acquirer. The Merger was recorded as a reverse recapitalization, equivalent to the issuance of common stock by Harbin Jiarun Hospital for the net monetary assets of JHCC accompanied by a recapitalization. At the date of the Merger, the 12,000,000 outstanding JHCC shares are reflected as an issuance of Harbin Jiarun Hospital common stock to the prior shareholders of JHCC. JHCC had no net monetary assets as of the Merger so this issuance was recorded as a reclassification between additional paid-in capital and par value of Common Stock.

ASC 805-50 states: examples of transactions between entities under common control include, but are not limited to, the following:

• Transfers of assets between entities with a common parent

• Transfers of assets from an existing entity to a newly formed entity

• Transfers of controlling interest in several partially-owned subsidiaries by a parent into a new wholly-owned subsidiary

• Exchange of a parent’s ownership interest in a wholly-owned subsidiary for additional shares of a partially-owned subsidiary

• Formation of a new company by combining entities under common control

• Transactions where immediate family members hold more than 50% of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert)

• A group of shareholders holds more than 50% of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.

The Company retroactively adjusted its legal capital to reflect the legal capital of JHCC by adjusting all capital transactions for the 240-for-1 share exchange. All comparative periods presented in the consolidated financial statements have also retroactively restated, as were the earnings per share amounts. The retroactive adjustment to Jiarun’s capital to reflect JHCC’s capital structure resulted in a reclassification between additional paid-in capital and par value of common stock.

The owners of Jiarun gaining control over the combined entity after the transaction, and the shareholders of the former public shell corporation continuing only as passive investors. Besides, Junsheng Zhang, the chairman, hold more than 50% of the voting ownership interest of each entity and as a controlling position for each entity. The transaction with Jiarun was treated as a reverse merger under common control.

•	Explain your accounting treatment for Runteng’s obligation to pay $5.5 million to acquire a 70% ownership interest in Jiarun under the joint venture investment agreement.

Response:

In response to the Staff’s comments. It is revised within the Prospectus Summary on pages F-7.

According to the Article of Association (Joint venture investment agreement), Runteng has the obligation to pay 20% of $5.5 (35m RMB) million before the issuance of the joint venture license, the balance 80% of $5.5 million shall be paid within two years after the issuance of the joint venture license. Jiarun has not yet received such investment amount from Runteng.

•	Clarify the nature of the $2.4 million investment to be made by Junsheng Zhang under the joint venture investment agreement.

Response:

In response to the Staff’s comments. The amount of $2.4 million investment was made by Junsheng Zhang, which equal to 15 million RMB. It is revised within the Prospectus Summary on pages F-7.

Harbin Jiarun Hospital Co., Ltd was incorporated in February 2006 with paid in capital of $62,043. On June 03, 2013, Mr. Junsheng Zhang, the owner of Jiarun Hospital raised paid in capital to $2,341,693 with cash of $702,508 and Non-controlling interest of $1,639,185. Total $2,403,736 of paid in capital has been contributed by Junsheng Zhang.

In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation”, the consolidated financial statements presented herein include the accounts of JHCC, JHCL, Runteng and its 70% owned subsidiary, Jiarun. All inter-company transactions and balances among the Company and its subsidiary are eliminated upon consolidation. In the opinion of management, all adjustments and normal recurring accruals considered necessary for a fair statement of the results for the period have been included.

•	Runteng will not begin to pay the purchase consideration for Jiarun until the joint venture license is issued by the PRC regulatory authorities. Describe all regulatory approvals governing the joint venture investment agreement and other formation transactions that have not been granted and their expected approval date (s).

Response: In response to the Staff’s comments. We have revised our statement on page F-8.

Runteng will pay to Jiarun as soon as Runteng obtain funding from any alternatives. Up to this filling, The company got the Ministry of Health of Heilongjiang, the Development and Reform Commission of Hulan District, the Harbin Investment Promotion Bureau, approvals governing the joint venture investment agreement and we have only the Joint venture business license not issued yet, the company can apply for it at any time, but the company needs to pay 20% of $5.5m before the issuance of joint venture business license. In order to meet the requirement, the company did not apply the joint venture business license yet. And the management has decided to apply the license as soon as Runteng confirms its funding of 20% of $5.5m. We are planning to transfer 20% of $5.5m as soon as Runteng obtain 20% funding successfully. Then immediately after enough funds is obtained from any alternative, the company will apply the joint Venture business license, and the license can be issued within 5 business days after our application.

•	Explain the likelihood this joint venture license will not be issued by the PRC regulatory authorities and the related actions that you plan to take in response to this outcome.

Response: In response to the Staff’s comments. We have revised our statement on page F-8.

To our best knowledge, our management believe there is no chance for this joint venture license will not be issued by the PRC regulatory authorities. As prerequisite for the joint venture business license is the Certificate of Approval for establishment of enterprises with investment of Taiwan, Hongkong, Macao and Overseas Chinese in the people’s Republic of China, which was obtained on July 19, 2013.

•	Explain the factors considered in determining your accounting treatment for the share exchanges between JHCC and JHCL on December 20, 2013 and JHCL and Runteng on March 7, 2013. In particular, explain your consideration of the guidance in ASC 805,

Response: In response to the Staff’s comments. We have revised our statement on page F-8.

Summary of the Merger

On 20th of December, 2013, by and among JRSIS HEALTH CARE CORPORATION (the “JHCC”) and JRSIS HEALTH CARE LIMITED (the “JHCL”) and the shareholders of JHCL, Junsheng Zhang, Yanhua Xing and Weiguang Song has entered a share exchange agreement. JHCC desires to issue a total of 12,000,000 shares of its Common Stock (the “JHCC Shares”) to the Shareholders of JHCC, pro rata, in exchange for one hundred percent (100%) of the JHCL Shares owned by the Shareholders. At the Closing, the Shareholders shall allot and deliver to JHCC a total of 50,000 shares of the ordinary share of JHCL which represents one hundred percent (100%) of the issued and outstanding shares of JHCL. JHCL shall become a wholly-owned subsidiary of JHCC, and JHCC will effectively acquire all business and an assets of JHCL as now or hereafter existing, including all business and assets of any and all subsidiaries of JHCL., including Runteng Medical Group Company Limited, a Hong Kong registered investment company that holds a seventy percent (70%) ownership interest in Harbin Jiarun Hospital Company Ltd., a Heilongjiang registered company.

On December 23, 2012, in accordance with the "Foreign Investment Enterprise Law" under the People’s Republic of China (“PRC”), Runteng and Jiarun entered into an agreement that Runteng and the current owner of Jiarun will invest a total of $7,936,508(equivalent to RMB50,000,000), in which Runteng will contribute $5,555,556 (equivalent to RMB35,000,000)or 70% of the total capital and the current owner of Jiarun, Junsheng Zhang will contribute $2,380,952 (equivalent to RMB15,000,000) or 30% of the total capital. On May 21, 2013, the Joint Venture Investment Agreement between Runteng and Harbin Jiarun Hospital Company Ltd has been approved by the Ministry of Health of Heilongjiang.

At the time of the JRSIS HEALTH CARE CORPORATION had no assets or liabilities and no employees other than its four executive officers. In addition, JHCC was also considered a “shell company” as defined in Rule 12b-2 of the Exchange Act.

Harbin Jiarun Hospital at the time of the Merger was an operating hospital company that had been in existence since 2006, owned or licensed hospital and had approximately 196 employees including a full management team. As a result, Harbin Jiarun Hospital was a “business” as referenced in ASC 805-40-25-1.

The acquisition of a private operating company by a non-operating public shell corporation typically results in the owners and management of the private company having actual or effective voting and operating control of the combined company. The staff considers a public shell reverse acquisition to be a capital transaction in substance, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization.

12210.1 SEC rules do not directly address a registrant’s financial reporting obligations in the event that it acquires another entity in a transaction accounted for as either a reverse acquisition or reverse recapitalization. For accounting purposes, the legal acquiree is treated as the continuing reporting entity that acquired the registrant (the legal acquirer).

Reports filed by the registrant after a reverse acquisition or reverse recapitalization should parallel the financial reporting required under GAAP—as if the accounting acquirer were the legal successor to the registrant’s reporting obligation as of the date of the acquisition.

Additionally, ASC 805-40-45-1 states: Consolidated financial statements prepared following a reverse acquisition are issued under the name of the legal parent (accounting acquiree) but described in the notes as a continuation of the financial statements of the legal subsidiary (accounting acquirer), with one adjustment, which is to retroactively adjust the accounting acquirer’s legal capital to reflect the legal capital of the accounting acquiree. That adjustment is required to reflect the capital of the legal parent (the accounting acquiree). Comparative information presented in those consolidated financial statements also is retroactively adjusted to reflect the legal capital of the legal parent (accounting acquiree).

The Merger was accounted for as a “reverse merger” with a public shell and Harbin Jiarun Hospital is deemed to be the accounting acquirer. The Merger was recorded as a reverse recapitalization, equivalent to the issuance of common stock by Harbin Jiarun Hospital for the net monetary assets of JHCC accompanied by a recapitalization. At the date of the Merger, the 12,000,000 outstanding JHCC shares are reflected as an issuance of Harbin Jiarun Hospital common stock to the prior shareholders of JHCC. JHCC had no net monetary assets as of the Merger so this issuance was recorded as a reclassification between additional paid-in capital and par value of Common Stock.

The Company retroactively adjusted its legal capital to reflect the legal capital of JHCC by adjusting all capital transactions for the 240-for-1 share exchange. All comparative periods presented in the consolidated financial statements have also retroactively restated, as were the earnings per share amounts. The retroactive adjustment to Jiarun’s capital to reflect JHCC’s capital structure resulted in a reclassification between additional paid-in capital and par value of common stock.

•	Explain the purpose of the rights held by Mr. Zhang to transfer 100% of Runteng shares to himself at any time and those rights held by Mr. Zhang, Ms. Tang and Mr. Song to transfer 100% of the CRMG shares to themselves at any time. Explain your consideration of these rights in your accounting for the related formation transactions. Also, explain the meaning of the term in your response, “void at the end.”

Response: In response to the Staff’s comments. We have revised our statement on page F-8.

Prior to the establishment of JRSIS Health Care Corp, Mr. Zhang, Ms. Tang and Mr. Song were in an agreement to form a Joint Venture company by the name of CRMG where their share ownership in the joint venture would be held indirectly by a third party person. Under this third party shares holding agreement, the ultimate owner of the shares, Mr. Zhang, Ms. Tang and Mr. Song, would have the right to transfer their shares back to their own name at any given time. As consideration for the CRMG shares, Mr. Zhang and Ms. Tang were to both inject their personal assets into CRMG in exchange for the shares of CRMG. Since this joint venture agreement was terminated prior to completion, the third party shares holding agreement was subsequently became void.

Under Runteng’s previous shares arrangement, Mr. Zhang has elected Ms. Yanhua Xing to act as an trustee to hold all of his shares of Runteng and that Mr. Zhang has the right to request Ms. Yanhua Xing to transfer her share holdings on behalf of Mr. Zhang back to Mr. Zhang himself. This arrangement was later terminated as JRSIS Healthcare Corporation has acquired all of the issued and outstanding shares of Runteng from Runteng’s shareholders. As consideration for acquiring the Runteng shares, JRSIS has subsequently issued shares to the former shareholders of Runteng to complete the transaction.

Reporting entities may make investments in target companies for a variety of reasons, ranging from capital appreciation to strategic business alliances. The investor's accounting for these transactions will be driven by the legal form, significance, and economic features of its investment. In some cases, even when no investment will be made in legal form, a reporting entity's involvement through a contractual relationship (e.g., a management services agreement, supply contract, or purchasing contract) will require assessment under the rules governing consolidation.

All forms of economic involvement with target companies / third parties should be carefully evaluated. The accounting for such transactions may range from recording the investment at initial cost and subsequently testing for impairment, to full consolidation of the investee's assets, liabilities and operations, with various different models "in between". Reporting entities should engage in discussions regarding accounting treatment early in the process of making an investment or becoming strategically involved with another entity in order to understand, and be able to accurately communicate, the expected impact of the new relationship on its key ratios and covenant.

The accounting rules governing investments in equity or debt, and consolidation in general, are complex and may require significant judgment. Our experience has been that early identification of these areas of complexity and open lines of communication between the parties negotiating the transaction and the parties responsible for the accounting treatment are instrumental in avoiding unexpected or adverse accounting implications (http://www.pwc.com/us/en/audit-assurance-services/accounting-advisory/consolidations-joint-venture-formation-accounting.jhtml).

“Void at the end” means it is invalid after our cooperation restructuring.

Consolidated Statements of Operations and Comprehensive Income, page F-4

25. Please refer to prior comment 67. Please explain how your computation of the weighted average number of shares outstanding considered the guidance in ASC 805-40.

Response: In response to the Staff’s comments.

The Company has accounted for the reverse acquisition in accordance with ASC 805-40 (Reverse Acquisitions).

ASC 805-40-05-2

As one example of a reverse acquisition, a private operating entity wants to become a public entity but does not want to register its equity shares. To become a public entity, the private entity will arrange for a public entity to acquire its equity interests in exchange for the equity interests of the public entity. In this situation, the public entity is the legal acquirer because it issued its equity interests, and the private entity is the legal acquiree because its equity interests were acquired. However, application of the guidance in paragraphs 805-10-55-11 through 55-15 results in identifying:

a. The public entity as the acquiree for accounting purposes (the accounting acquiree)

b. The private entity as the acquirer for accounting purposes (the accounting acquirer).

ASC 805-40-45-4

In calculating the weighted-average number of common shares outstanding (the denominator of the earnings-per-share [EPS] calculation) during the period in which the reverse acquisition occurs:

a. The number of common shares outstanding from the beginning of that period to the acquisition date shall be computed on the basis of the weighted-average number of common shares of the legal acquiree (accounting acquirer) outstanding during the period multiplied by the exchange ratio established in the merger agreement.

b. The number of common shares outstanding from the acquisition date to the end of that period shall be the actual number of common shares of the legal acquirer (the accounting acquiree) outstanding during that period.

The 12,000,000 shares of JRSIS outstanding immediately prior to the reverse acquisition represent the consideration transferred for the merger. Computation of the weighted average number of shares outstanding: 12,000,000shares×42days/365=1,380,822 (date from 2013.11.20)

Consolidated Statements of Shareholders’ Equity, page F -5

26.	Please refer to prior comment 68. Please explain how your presentation for 2012 considered the guidance in ASC 805-40.

Response: In response to the Staff’s comments.

ASC 805-40 provides additional guidance on the "application of the acquisition method to a business combination that is a reverse acquisition."

At the time of the JRSIS HEALTH CARE CORPORATION had no assets or liabilities and no employees other than its four executive officers. In addition, JHCC was also considered a “shell company” as defined in Rule 12b-2 of the Exchange Act. Harbin Jiarun Hospital at the time of the Merger was an operating hospital that had been in existence since 2006, owned or licensed hospital and had approximately 196 employees including a full management team. As a result, Harbin Jiarun Hospital was a “business” as referenced in ASC 805-40-25-1.

ASC 805-40-45-1 Consolidated financial statements prepared following a reverse acquisition are issued under the name of the legal parent (accounting acquiree) but described in the notes as a continuation of the financial statements of the legal subsidiary (accounting acquirer), with one adjustment, which is to retroactively adjust the accounting acquirer’s legal capital to reflect the legal capital of the accounting acquiree. That adjustment is required to reflect the capital of the legal parent (the accounting acquiree). Comparative information presented in those consolidated financial statements also is retroactively adjusted to reflect the legal capital of the legal parent (accounting acquiree).

The Merger was accounted for as a “reverse merger” with a public shell and Harbin Jiarun Hospital is deemed to be the accounting acquirer. The Merger was recorded as a reverse recapitalization, equivalent to the issuance of common stock by Harbin Jiarun Hospital for the net monetary assets of JHCC accompanied by a recapitalization. At the date of the Merger, the 12,000,000 outstanding JHCC shares are reflected as an issuance of Harbin Jiarun Hospital common stock to the prior shareholders of JHCC. JHCC had no net monetary assets as of the Merger so this issuance was recorded as a reclassification between additional paid-in capital and par value of Common Stock.

ASC 805-40-45-2 the consolidated financial statements represent the continuation of the financial statements of the legal subsidiary except for its capital structure, the consolidated financial statements reflect all of the following:

a. The assets and liabilities of the legal subsidiary (the accounting acquirer) recognized and measured at their pre-combination carrying amounts.

b. The assets and liabilities of the legal parent (the accounting acquiree) recognized and measured in accordance with the guidance in this Topic applicable to business combinations.

c. The retained earnings and other equity balances of the legal subsidiary (accounting acquirer) before the business combination.

d. The amount recognized as issued equity interests in the consolidated financial statements determined by adding the issued equity interest of the legal subsidiary (the accounting acquirer) outstanding immediately before the business combination to the fair value of the legal parent (accounting acquiree) determined in accordance with the guidance in this Topic applicable to business combinations.

However, the equity structure (i.e., the number and type of equity interests issued) reflects the equity structure of the legal parent (the accounting acquiree), including the equity interests the legal parent issued to effect the combination. Accordingly, the equity structure of the legal subsidiary (the accounting acquirer) is restated using the exchange ratio established in the acquisition agreement to reflect the number of shares of the legal parent (the accounting acquiree) issued in the reverse acquisition.

e. The non-controlling interest’s proportionate share of the legal subsidiary’s (accounting acquirer’s) pre-combination carrying amounts of retained earnings and other equity interests as discussed in paragraphs 805-40-25-2 and 805-40-30-3.

The Company retroactively adjusted its legal capital to reflect the legal capital of JHCC by adjusting all capital transactions for the 240-for-1 share exchange. All comparative periods presented in the consolidated financial statements have also retroactively restated, as were the earnings per share amounts. The retroactive adjustment to Jiarun’s capital to reflect JHCC’s capital structure resulted in a reclassification between additional paid-in capital and par value of common stock.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Organization, page F-7

27.	Please refer to prior comment 70. Please tell us why you credited paid-in-capital for $2,403,736 when it appears that only $702,508 of cash was received.

Response: In response to the Staff’s comments. It was revised within the Prospectus Summary on pages F-7, F-18 & F-19.

We credited paid-in-capital for $2,403,736, it consists of Harbin Jiarun Hospital Co., Ltd incorporated in February 2006 with paid in capital of $62,043. On June 03, 2013, Mr. Junsheng Zhang, the owner of Jiarun Hospital raised paid in capital to $2,341,693 with cash of $702,508 and Non-controlling interest of $1,639,185.

L.	Capital lease obligation and deposit for capital leases, page F-12

28.	Please refer to prior comment 73. Please explain the terms governing the deposits for capital leases, which amounted to $490,677 at December 31, 2013.

Response: In response to the Staff’s comments. We have revised on page F-12.

According to the Financial Leasing Contract, Jiarun affords CNY 3 million ($490,677) of premium for lease which shall be paid in full prior to commencement of the leasing period to the Leasor. The Leasor shall return the premium for lease to the Leasee at expiration of this Contract, or pledge as part of rents for the last period or periods.

X. Non-controlling interests, page F-19

29.	Please refer to prior comment 74. At December 31, 2013, the non-controlling interest was held by Jun Sheng Zhang, who also held a 93% ownership interest in JHCC at January 31, 2014. Please explain to us your consideration of ASC 805, related to “Transactions between Entities under Common Control,” in determining the accounting treatment for this non-controlling interest.

Response:

In response to the Staff’s comments. Please see “X non-controlling interests” within the Prospectus Summary on pages F-19.

Based on our analysis of the guidance contained in FASB ASC 805-50-15 a., an example of transactions between entities under common control includes an entity that “charters” a newly formed entity and then transfers some or all of its net assets to that newly formed entity. In this situation, the Predecessor’s management (Jiarun) created the JHCC, and operating with the approval and at the direction of JHCC. For the purpose of contributing the’ net assets in the Predecessor, in exchange for equity in the JHCC. As such, we believe that the acquirer for accounting purposes is the JHCC. In addition, JHCC was also considered a “shell company” as defined in Rule 12b-2 of the Exchange Act. The entity and that the acquisition of the Predecessor assets and JHCC are a reverse merger entities under common control resulting in “carry-over” basis of those assets and liabilities.

On 20th of December, 2013, by and among JRSIS HEALTH CARE CORPORATION (the “JHCC”) and JRSIS HEALTH CARE LIMITED (the “JHCL”) and the shareholders of JHCL, Junsheng Zhang, Yanhua Xing and Weiguang Song has entered a share exchange agreement. JHCC desires to issue a total of 12,000,000 shares of its Common Stock (the “JHCC Shares”) to the Shareholders of JHCC, pro rata, in exchange for one hundred percent (100%) of the JHCL Shares owned by the Shareholders. At the Closing, the Shareholders shall allot and deliver to JHCC a total of 50,000 shares of the ordinary share of JHCL which represents one hundred percent (100%) of the issued and outstanding shares of JHCL. JHCL shall become a wholly-owned subsidiary of JHCC, and JHCC will effectively acquire all business and an assets of JHCL as now or hereafter existing, including all business and assets of any and all subsidiaries of JHCL., including Runteng Medical Group Company Limited, a Hong Kong registered investment company that holds a seventy percent (70%) ownership interest in Harbin Jiarun Hospital Company Ltd., a Heilongjiang registered company. The Company will account for the December 2013 exchange transaction in accordance with standards promulgated by the FASB regarding transactions between entities under common control, ASC 805-50-15.

JHCC as a parent company is subjecting ASC810-10-10, which states that consolidated financial statements are required for a fair presentation if one of the entities in the consolidated group directly or indirectly has a controlling financial interest in the other entities.

30% of Jiarun hospital interest held by Junsheng Zhang is subjecting to non-controlling interest (“NCIs”), which was stated under ASC810-10-45, the ownership interest in the subsidiary that are held by owners other than the parent is a non-controlling interest. On the other hand, 93% held by Junsheng Zhang is applying to our parent company JHCC.

ASC 810-10-45 also stated that Retained earnings of a subsidiary at the date of acquisition by the parent shall not be included in consolidated retained earnings. Our consolidated financial statements included our subsidiary’s revenues, expenses, gains, and losses from the date the subsidiary is initially consolidated.

According to ASC 810-10-50 requirements, we have separately disclosed amounts attributable to our parent and NCIs in the financial statements. As of December 31, 2012, the comprehensive income attributable to the parent and NCIs is nil and $1,007,914 respectively. As of December 31, 2013, the comprehensive income attributable to the parent and NCIs is $473,836 and $2,671,064 respectively. As of March 31, 2014, the comprehensive income attributable to the parent and NCIs is $1,533,304 and $2,761,933 respectively.

Signatures, page 72

30.	The registration statement should also be signed by your controller or principal accounting officer. Any person who occupies more than one of the specified positions required to sign the registration statement shall indicate each capacity in which the person signs the registration statement. See Instructions to Signatures to Form S-1.

Response:

The Signature page has been revised accordingly.

Please advise us if you have any further questions or comments.

Respectfully submitted

/s/	Jun Sheng Zhang
Jun Sheng Zhang
President